Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Ventures Holding Corporation Announces Any and All Debt Tender Offers

Calgary, Alberta (June 16, 2016) – Suncor Energy Ventures Holding Corporation (formerly Canadian Oil Sands Limited), an Alberta corporation (the “Offeror”), has launched offers to purchase for cash any and all of its outstanding 7.75% Senior Notes due 2019 (the “2019 Notes”), 7.9% Senior Notes due 2021 (the “2021 Notes”), 4.500% Senior Notes due 2022 (the “2022 Notes”), 8.20% Notes due 2027 (the “2027 Notes”) and 6.000% Senior Notes due 2042 (the “2042 Notes” and, together with the 2019 Notes, the 2021 Notes, the 2022 Notes and the 2027 Notes, the “Notes”) (the “Tender Offers”).

The following table sets forth certain terms for each of the Tender Offers:

CUSIP No. / ISIN	Title of Security	Aggregate Principal Amount Outstanding	Tender Offer Consideration (“Tender Offer Consideration”)(1)
13643E AF2 / US13643EAF25	7.75% Senior Notes due 2019	U.S.$500,000,000	U.S.$1,125.00
13643E AA3 / US13643EAA38	7.9% Senior Notes due 2021	U.S.$250,000,000	U.S.$1,172.50
13643E AG0 / US13643EAG08	4.500% Senior Notes due 2022	U.S.$400,000,000	U.S.$1,035.00
046828 AA7 / US046828AA76	8.20% Notes due 2027	U.S.$73,950,000	U.S.$1,110.00
13643E AH8 / US13643EAH80	6.000% Senior Notes due 2042	U.S.$300,000,000	U.S.$1,036.25

(1)                                 Per U.S.$1,000 principal amount of Notes. Plus accrued and unpaid interest to but not including the applicable Payment Date.

The Tender Offers will expire at 5:00 p.m., New York City time, on June 22, 2016, unless earlier terminated or extended by the Offeror (such date and time, as it may be extended, the “Expiration Time”). Holders will be permitted to withdraw validly tendered Notes at any time prior to the earlier of (i) the Expiration Time and (ii) if the applicable Tender Offer is extended, the 10th business day after commencement of such Tender Offer, by following the procedures described in the Offer to Purchase. Notes subject to a Tender Offer may also be validly withdrawn in the event that the applicable Tender Offer has not been consummated within 60 business days after commencement.

Holders of the Notes (“Holders”) who validly tender and do not validly withdraw their Notes pursuant to the Tender Offers will be eligible to receive the relevant Tender Offer Consideration, plus accrued and unpaid interest to but not including the applicable Payment Date (as defined below). Holders who validly tender their Notes pursuant to the guaranteed delivery procedures described in the Offer Documents (defined below) must deliver their Notes no later than the close of business on the second business day following the Expiration Time (the “Guaranteed Delivery Date”).

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Payment for any Notes that are validly tendered and not validly withdrawn and accepted for purchase will be made promptly following the Expiration Time (such date, the “Payment Date”) or the Guaranteed Delivery Date, as applicable. We expect the Payment Date to occur on June 24, 2016, with respect to Notes accepted for purchase on or about the Expiration Time. We expect the payment for Notes delivered under the guaranteed delivery procedures to occur on June 28, 2016. Notes purchased pursuant to the Tender Offers will be cancelled.

The terms and conditions of the Tender Offers are described in the Offeror’s Offer to Purchase, the related Letter of Transmittal and the related Notice of Guaranteed Delivery (together, the “Offer Documents”). Copies of the Offer Documents are available from Global Bondholder Services Corporation, the information agent and the depositary for the Tender Offers (the “Information Agent and Depositary”) or at www.gbsc-usa.com/Suncor. Requests for copies of the Offer Documents should be directed to the Information Agent and Depositary at +1 (866) 794-2200, +1 (212) 430-3774 (collect) or contact@gbsc-usa.com.

The obligation of the Offeror to purchase Notes in the Tender Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer Documents. The Offeror has the right, in its sole discretion, to amend or terminate any of the Tender Offers at any time, subject to applicable law.

The Offeror reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. The Offeror is making the Tender Offers only in those jurisdictions where it is legal to do so.

HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC have been engaged to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Questions regarding the Tender Offers may be directed to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll free) or +1 (212) 525-5552 (collect) and J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect).

Neither the Offer Documents nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This announcement is not an offer to purchase or a solicitation of an offer to purchase. The Tender Offers are being made solely by the Offeror pursuant to the Offer Documents. The Tender Offers are not being made to, nor will the Offeror accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”) that are based on expectations, estimates and projections as of the date of this news release. These forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “will”, “expect”, “may” or similar words suggesting future outcomes.

This forward-looking statements include, among others, statements regarding the terms and timing for completion of the Tender Offers.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Actual results may differ materially from those expressed or implied by the forward-looking statements and are subject to a number of risks that could cause actual results to vary and in some instances to differ materially from those anticipated by the Offeror and described in the forward-looking statements contained in this news release. Material risks include, but are not limited to, risks related to the successful completion of the Tender Offers and the risks described in the Offer Documents (including the documents incorporated by reference therein).

The forward-looking statements contained in this news release are made as of the date hereof and unless required by law, the Offeror does not undertake any obligation to update publicly or revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

DISCLAIMER

This announcement must be read in conjunction with the Offer Documents. This announcement and the Offer Documents (including the documents incorporated by reference therein) contain important information which must be read carefully before any decision is made with respect to the Tender Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Tender Offers. None of the Offeror, the Dealer Managers, the Information Agent and Depositary and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Tender Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase does not constitute an offer or an invitation to participate in the Tender Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Offeror, the Dealer Managers and the Information Agent and Depositary to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offeror.

Belgium

None of this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Tender Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offers. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Tender Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation. Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offers.

Switzerland

None of the Offer to Purchase, this announcement or any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Tender Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Tender Offers.

General

The Tender Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Tender Offers to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of their respective affiliates, is such a licensed broker or dealer in that jurisdiction, the Tender Offers shall be deemed to be made on behalf of the Offeror by any such Dealer Manager or affiliate (as the case may be) in such jurisdiction. Each Holder participating in the Tender Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Tender Offers—How to Tender—Representations, Warranties and Undertakings” in the Offer to Purchase. Any tender of Notes for purchase pursuant to an offer from a Holder that is unable to make these representations may be rejected. The Offeror, the Dealer Managers and the Information Agent and Depositary reserve the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

ABOUT SUNCOR ENERGY VENTURES HOLDING CORPORATION

Suncor Energy Ventures Holding Corporation holds an interest in the Syncrude project, the largest producer of light, sweet synthetic oil from Canada’s oil sands and is a wholly-owned subsidiary of Suncor Energy Inc., a Canadian integrated energy company.

For more information visit Suncor Energy Inc.’s  website at suncor.com.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com